UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

SCHEDULE 13D/A

(Amendment No. 8)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Michael H. Dempsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
7	SOLE VOTING POWER 12,502,488 shares of Class B Common Stock (as of December 11, 2007)
8	SHARED VOTING POWER 2,474 (as of December 11, 2007)
9	SOLE DISPOSITIVE POWER 12,502,488 shares of Class B Common Stock (as of December 11, 2007)
10	SHARED DISPOSITIVE POWER 2,474 (as of December 11, 2007)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,504,962 shares of Class B Common Stock (as of December 11, 2007)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

(Amendment No. 8)

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Naomi C. Dempsey Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
7	SOLE VOTING POWER -0- shares of Class B Common Stock (as of December 11, 2007)
8	SHARED VOTING POWER -0- (as of December 11, 2007)
9	SOLE DISPOSITIVE POWER -0- shares of Class B Common Stock (as of December 11, 2007)
10	SHARED DISPOSITIVE POWER -0- (as of December 11, 2007)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of Class B Common Stock (as of December 11, 2007)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-%
14	TYPE OF REPORTING PERSON OO (trust)

SCHEDULE 13D/A

(Amendment No. 8)

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Marquis Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
7	SOLE VOTING POWER 2,127,028 shares of Class B Common Stock (as of December 11, 2007)
8	SHARED VOTING POWER -0- (as of December 11, 2007)
9	SOLE DISPOSITIVE POWER 2,127,028 shares of Class B Common Stock (as of December 11, 2007)
10	SHARED DISPOSITIVE POWER -0- (as of December 11, 2007)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,028 shares of Class B Common Stock (as of December 11, 2007)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO (trust)

SCHEDULE 13D/A

(Amendment No. 8)

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Patricia M. Dempsey Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
7	SOLE VOTING POWER 2,127,028 shares of Class B Common Stock (as of December 11, 2007)
8	SHARED VOTING POWER -0- (as of December 11, 2007)
9	SOLE DISPOSITIVE POWER 2,127,028 shares of Class B Common Stock (as of December 11, 2007)
10	SHARED DISPOSITIVE POWER -0- (as of December 11, 2007)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,028 shares of Class B Common Stock (as of December 11, 2007)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO (trust)

SCHEDULE 13D/A

(Amendment No. 8)

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Family Trust for the benefit of Mary T. McAlpin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
7	SOLE VOTING POWER 2,127,028 shares of Class B Common Stock (as of December 11, 2007)
8	SHARED VOTING POWER -0- (as of December 11, 2007)
9	SOLE DISPOSITIVE POWER 2,127,028 shares of Class B Common Stock (as of December 11, 2007)
10	SHARED DISPOSITIVE POWER -0- (as of December 11, 2007)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,028 shares of Class B Common Stock (as of December 11, 2007)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO (trust)

SCHEDULE 13D/A

(Amendment No. 8)

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Hyatts Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
7	SOLE VOTING POWER 2,127,028 shares of Class B Common Stock (as of December 11, 2007)
8	SHARED VOTING POWER -0- (as of December 11, 2007)
9	SOLE DISPOSITIVE POWER 2,127,028 shares of Class B Common Stock (as of December 11, 2007)
10	SHARED DISPOSITIVE POWER -0- (as of December 11, 2007)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,028 shares of Class B Common Stock (as of December 11, 2007)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO (trust)

SCHEDULE 13D/A

(Amendment No. 8)

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nob Hill Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
7	SOLE VOTING POWER 2,127,026 shares of Class B Common Stock (as of December 11, 2007)
8	SHARED VOTING POWER -0- (as of December 11, 2007)
9	SOLE DISPOSITIVE POWER 2,127,026 shares of Class B Common Stock (as of December 11, 2007)
10	SHARED DISPOSITIVE POWER -0- (as of December 11, 2007)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,026 shares of Class B Common Stock (as of December 11, 2007)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO (trust)

SCHEDULE 13D/A

(Amendment No. 8)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Mary T. McAlpin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
7	SOLE VOTING POWER 1,264,833 shares of Class B Common Stock (as of December 11, 2007)
8	SHARED VOTING POWER -0- (as of December 11, 2007)
9	SOLE DISPOSITIVE POWER 1,264,833 shares of Class B Common Stock (as of December 11, 2007)
10	SHARED DISPOSITIVE POWER -0- (as of December 11, 2007)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,264,833 shares of Class B Common Stock (as of December 11, 2007)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

(Amendment No. 8)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Virginia D. Ragan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
7	SOLE VOTING POWER 1,268,255 shares of Class B Common Stock (as of December 11, 2007)
8	SHARED VOTING POWER -0- (as of December 11, 2007)
9	SOLE DISPOSITIVE POWER 1,268,255 shares of Class B Common Stock (as of December 11, 2007)
10	SHARED DISPOSITIVE POWER -0- (as of December 11, 2007)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,255 shares of Class B Common Stock (as of December 11, 2007)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D/A (AMENDMENT NO. 8)

FOR THE REPORTING PERSONS (AS DEFINED HEREIN)

On December 5, 2007, the Naomi C. Dempsey Trust was divided into 10 separate family trusts (collectively, the “Dempsey Family Trusts”). Michael H. Dempsey (“Mr. Dempsey”) is the sole trustee of each of the Dempsey Family Trusts and has sole voting and dispositive powers with respect to the shares of Class B Common Stock held in such Trusts.

In connection with the division of the Naomi C. Dempsey Trust, on December 11, 2007, the Naomi C. Dempsey Trust transferred a total of 10,751,808 shares of the Company’s Class B Common Stock into and among the various Dempsey Family Trusts. This transfer represented all of the shares of Class B Common Stock owned by the Naomi C. Dempsey Trust. This transfer included 2,127,028 shares to each of the Marquis Trust, the Patricia M. Dempsey Trust, the Family Trust for the benefit of Mary T. McAlpin and the Hyatts Trust and 2,127,026 shares to the Nob Hill Trust.

All share information in this Schedule 13D/A reflects a 2-for-1 stock split of the Company’s Class B Common Stock effectuated on April 11, 2007.

Item 1.	Security and Issuer

This Schedule 13D/A (Amendment No. 8) (this “Schedule 13D/A”) relates to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

Mr. Dempsey;

Naomi C. Dempsey Trust;

Marquis Trust;

Patricia M. Dempsey Trust;

Family Trust for the benefit of Mary T. McAlpin;

Hyatts Trust;

Nob Hill Trust;

Mary T. McAlpin (“Ms. McAlpin”); and

Virginia D. Ragan (“Ms. Ragan”).

(b)	The business address for each Reporting Person is as follows:

For Mr. Dempsey:

Michael H. Dempsey

2240 Encinitas Boulevard

Suite D-403

Encinitas, California 92024

For the Naomi C. Dempsey Trust:

Naomi C. Dempsey Trust

c/o Michael H. Dempsey, Trustee

782 W. Orange Road

Delaware, Ohio 43015

For the Marquis Trust:

Marquis Trust

c/o Michael H. Dempsey, Trustee

782 W. Orange Road

Delaware, Ohio 43015

For the Patricia M. Dempsey Trust:

Patricia M. Dempsey Trust

c/o Michael H. Dempsey, Trustee

782 W. Orange Road

Delaware, Ohio 43015

For the Family Trust for the benefit of Mary T. McAlpin:

Family Trust for the benefit of Mary T. McAlpin

c/o Michael H. Dempsey, Trustee

782 W. Orange Road

Delaware, Ohio 43015

For the Hyatts Trust:

Hyatts Trust

c/o Michael H. Dempsey, Trustee

782 W. Orange Road

Delaware, Ohio 43015

For the Nob Hill Trust:

Nob Hill Trust

c/o Michael H. Dempsey, Trustee

782 W. Orange Road

Delaware, Ohio 43015

For Ms. McAlpin:

Mary T. McAlpin

65 East State Street, Suite 2100

Columbus, Ohio 43215

For Ms. Ragan:

Virginia D. Ragan

65 East State Street, Suite 2100

Columbus, Ohio 43215

(c)	Present Principal Occupation or Employment:

For Mr. Dempsey: Investor

For the Naomi C. Dempsey Trust: Not applicable

For the Marquis Trust: Not applicable

For the Patricia M. Dempsey Trust: Not applicable

For the Family Trust for the benefit of Mary T. McAlpin: Not applicable

For the Hyatts Trust: Not applicable

For the Nob Hill Trust: Not applicable

For Ms. McAlpin: Investor

For Ms. Ragan: Investor

(d)	Conviction in Criminal Proceedings: No Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: No Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

For Mr. Dempsey: United States of America

For the Naomi C. Dempsey Trust: Not applicable

For the Marquis Trust: Not applicable

For the Patricia M. Dempsey Trust: Not applicable

For the Family Trust for the benefit of Mary T. McAlpin: Not applicable

For the Hyatts Trust: Not applicable

For the Nob Hill Trust: Not applicable

For Ms. McAlpin: United States of America

For Ms. Ragan: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

For Mr. Dempsey:

Mr. Dempsey is the direct beneficial owner of 1,013,680 shares of Class B Common Stock, which includes shares held in his grantor retained annuity trust. Mr. Dempsey acquired all of these shares by gift. Mr. Dempsey is the trustee of various family trusts, including the Marquis Trust, the Patricia M. Dempsey Trust, the Family Trust for the benefit of Mary T. McAlpin, the Hyatts Trust and the Nob Hill Trust, which collectively own 10,751,808 shares of Class B Common Stock. Mr. Dempsey is the trustee of a charitable lead annuity trust which owns 211,860 shares of Class B Common Stock (he is also a remainder beneficiary of this trust). These trusts acquired all of their respective shares of Class B Common Stock by gift or for no consideration. Mr. Dempsey is also the president of a charitable foundation which owns 525,140 shares of Class B Common Stock. This charitable foundation acquired all of its shares of Class B Common Stock by gift.

Mr. Dempsey’s spouse is the trustee of a family trust which owns 2,474 shares of Class B Common Stock. Mr. Dempsey disclaims beneficial ownership of the shares held by this trust, and the filing of this Schedule 13/A is not an admission that Mr. Dempsey is the beneficial owner of these shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

For the Naomi C. Dempsey Trust:

The Naomi C. Dempsey Trust was created by Naomi C. Dempsey during her lifetime as a living trust, with Ms. Dempsey serving as the trustee of, and retaining the right to revoke, the Naomi C. Dempsey Trust. During her lifetime, Ms. Dempsey funded the Naomi C. Dempsey Trust with a gift of 10,751,808 shares of Class B Common Stock. Ms. Dempsey died on July 14, 2003, at which time the trust became irrevocable. At Ms. Dempsey’s death, Mr. Dempsey became the successor trustee of the Naomi C. Dempsey Trust.

For the Marquis Trust:

The Marquis Trust was created by the division of the Naomi C. Dempsey Trust on December 5, 2007. On December 11, 2007, the Marquis Trust was funded with a transfer of 2,127,028 shares of Class B Common Stock from the Naomi C. Dempsey Trust. Mr. Dempsey is the sole trustee of the Marquis Trust.

For the Patricia M. Dempsey Trust:

The Patricia M. Dempsey Trust was created by the division of the Naomi C. Dempsey Trust on December 5, 2007. On December 11, 2007, the Patricia M. Dempsey Trust was funded with a transfer of 2,127,028 shares of Class B Common Stock from the Naomi C. Dempsey Trust. Mr. Dempsey is the sole trustee of the Patricia M. Dempsey Trust.

For the Family Trust for the benefit of Mary T. McAlpin:

The Family Trust for the benefit of Mary T. McAlpin was created by the division of the Naomi C. Dempsey Trust on December 5, 2007. On December 11, 2007, the Family Trust for the benefit of Mary T. McAlpin was funded with a transfer of 2,127,028 shares of Class B Common Stock from the Naomi C. Dempsey Trust. Mr. Dempsey is the sole trustee of the Family Trust for the benefit of Mary T. McAlpin.

For the Hyatts Trust:

The Hyatts Trust was created by the division of the Naomi C. Dempsey Trust on December 5, 2007. On December 11, 2007, the Hyatts Trust was funded with a transfer of 2,127,028 shares of Class B Common Stock from the Naomi C. Dempsey Trust. Mr. Dempsey is the sole trustee of the Hyatts Trust.

For the Nob Hill Trust:

The Nob Hill Trust was created by the division of the Naomi C. Dempsey Trust on December 5, 2007. On December 11, 2007, the Nob Hill Trust was funded with a transfer of 2,127,026 shares of Class B Common Stock from the Naomi C. Dempsey Trust. Mr. Dempsey is the sole trustee of the Nob Hill.

For Ms. McAlpin:

Ms. McAlpin is the direct beneficial owner of 1,264,833 shares of Class B Common Stock. Ms. McAlpin acquired 11,908 of the above shares from her late mother, Naomi C. Dempsey, on March 18, 1999. Ms. McAlpin acquired the remainder of her shares by gift or for no consideration.

For Ms. Ragan:

Ms. Ragan is the direct beneficial owner of 1,268,255 shares of Class B Common Stock, which includes shares held in her grantor retained annuity trusts. Ms. Ragan acquired all of these shares by gift or for no consideration.

Item 4.	Purpose of Transaction

Except as otherwise described in this Item 4, no Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

While no Reporting Person has any current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time each Reporting Person may engage in transactions with other members of the Dempsey family or entities controlled by the Dempsey family (such as corporations, limited liability companies, partnerships and trusts) in which such Reporting Person may acquire or dispose of shares of Class B Common Stock.

Mr. Dempsey is a director of the Company. Changes to the Company’s present board of directors may occur as a result of persons nominated for election as directors by the board of directors or a committee thereof and who are subsequently elected by the Company’s Class B stockholders.

Item 5.	Interest in Securities of the Issuer.

(a) (i)	For Mr. Dempsey: Mr. Dempsey is the beneficial owner, in the aggregate, of 12,504,962 shares of Class B Common Stock, which represents approximately 54.5% of the outstanding shares of Class B Common Stock. Mr. Dempsey’s beneficial ownership is as follows:

(A)	1,013,680 shares (approximately 4.4% of the outstanding shares) are directly owned by Mr. Dempsey, which includes shares held in his grantor retained annuity trust. Mr. Dempsey is the sole trustee and has sole voting and dispositive powers with respect to the shares held in his grantor retained annuity trust.

(B)	10,751,808 shares (approximately 46.8% of the outstanding shares) are directly owned by various family trusts, including the Marquis Trust, the Patricia M. Dempsey Trust, the Family Trust for the benefit of Mary T. McAlpin, the Hyatts Trust and the Nob Hill Trust (who are other Reporting Persons). Mr. Dempsey is the sole trustee and has sole voting and dispositive powers with respect to the shares held in these family trusts.

(C)	211,860 shares (less than 1.0% of the outstanding shares) are directly owned by a charitable lead annuity trust. Mr. Dempsey is the sole trustee and has sole voting and dispositive powers with respect to the shares held in this trust and is also a remainder beneficiary of this trust.

(D)	525,140 shares (approximately 2.3% of the outstanding shares) are directly owned by a charitable foundation. Mr. Dempsey is the president of this foundation and has voting and dispositive power with respect to the shares of Class B Common Stock owned by such foundation.

(E)	2,474 shares (less than 1.0% of the outstanding shares) are directly owned by a family trust in which Mr. Dempsey’s spouse is the trustee. Mr. Dempsey disclaims beneficial ownership of the shares held by this trust, and the filing of this Schedule 13/A is not an admission that Mr. Dempsey is the beneficial owner of these shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

(ii)	For the Naomi C. Dempsey Trust: The Naomi C. Dempsey Trust is the beneficial owner of -0- shares of Class B Common Stock.

(iii)	For the Marquis Trust: The Marquis Trust is the beneficial owner of 2,127,028 shares of Class B Common Stock, which represents approximately 9.3% of the outstanding shares of Class B Common Stock.

(iv)	For the Patricia M. Dempsey Trust: The Patricia M. Dempsey Trust is the beneficial owner of 2,127,028 shares of Class B Common Stock, which represents approximately 9.3% of the outstanding shares of Class B Common Stock.

(v)	For the Family Trust for the benefit of Mary T. McAlpin: The Family Trust for the benefit of Mary T. McAlpin is the beneficial owner of 2,127,028 shares of Class B Common Stock, which represents approximately 9.3% of the outstanding shares of Class B Common Stock.

(vi)	For the Hyatts Trust: The Hyatts Trust is the beneficial owner of 2,127,028 shares of Class B Common Stock, which represents approximately 9.3% of the outstanding shares of Class B Common Stock.

(vii)	For the Nob Hill Trust: The Nob Hill Trust is the beneficial owner of 2,127,026 shares of Class B Common Stock, which represents approximately 9.3% of the outstanding shares of Class B Common Stock.

(viii)	For Ms. McAlpin: Ms. McAlpin is the beneficial owner, in the aggregate, of 1,264,833 shares of Class B Common Stock, which shares represent approximately 5.5% of the outstanding shares of Class B Common Stock and are directly owned by Ms. McAlpin.

(ix)	For Ms. Ragan: Ms. Ragan is the beneficial owner, in the aggregate, of 1,268,255 shares of Class B Common Stock, which shares represent approximately 5.5% of the outstanding shares of Class B Common Stock. This amount includes shares held in Ms. Ragan’s grantor retained annuity trusts. Ms. Ragan is the sole trustee and has sole voting and dispositive powers with respect to the shares of Class B Common Stock held in her grantor retained annuity trusts.

(b)	(i)	For Mr. Dempsey: Mr. Dempsey, individually and in his trustee and other capacities, has the sole power to vote and dispose of the 12,502,488 shares of Class B Common Stock described in Item 5(a)(i)(A) – (D), above.

Mr. Dempsey may be considered to have the shared power to vote and dispose of the 2,474 shares of Class B Common Stock held by the trust described in Item 5(a)(i)(E), above. Mr. Dempsey’s spouse is the trustee of this trust and has the power to vote and dispose of the shares held in this trust. Ms. Dempsey, a citizen of the United States of America, has not been, during the last five years, (A) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Dempsey’s business address is 2240 Encinitas Boulevard, Suite D-403, Encinitas, California 92024, and her present occupation or employment is investor.

(ii)	For the Naomi C. Dempsey Trust: The Naomi C. Dempsey Trust no longer owns any shares of Class B Common Stock.

(iii)	For the Marquis Trust: Mr. Dempsey, as the trustee of the Marquis Trust, has the sole power to vote and dispose of the 2,127,028 shares of Class B Common Stock owned by that trust.

(iv)	For the Patricia M. Dempsey Trust: Mr. Dempsey, as the trustee of the Patricia M. Dempsey Trust, has the sole power to vote and dispose of the 2,127,028 shares of Class B Common Stock owned by that trust.

(v)	For the Family Trust for the benefit of Mary T. McAlpin: Mr. Dempsey, as the trustee of the Family Trust for the benefit of Mary T. McAlpin, has the sole power to vote and dispose of the 2,127,028 shares of Class B Common Stock owned by that trust.

(vi)	For the Hyatts Trust: Mr. Dempsey, as the trustee of the Hyatts Trust, has the sole power to vote and dispose of the 2,127,028 shares of Class B Common Stock owned by that trust.

(vii)	For the Nob Hill Trust: Mr. Dempsey, as the trustee of the Nob Hill Trust, has the sole power to vote and dispose of the 2,127,026 shares of Class B Common Stock owned by that trust.

(viii)	For Ms. McAlpin: Ms. McAlpin has the sole power to vote and dispose of the 1,264,833 shares of Class B Common Stock described in Item 5(a)(viii), above.

(ix)	For Ms. Ragan: Ms. Ragan has the sole power to vote and dispose of the 1,268,255 shares of Class B Common Stock described in Item 5(a)(ix), above.

(c)	(i)	For Mr. Dempsey: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by Mr. Dempsey.

(ii)	For the Naomi C. Dempsey Trust: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by the Naomi C. Dempsey Trust.

(iii)	For the Marquis Trust: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by the Marquis Trust.

(iv)	For the Patricia M. Dempsey Trust: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by the Patricia M. Dempsey Trust.

(v)	For the Family Trust for the benefit of Mary T. McAlpin: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by the Family Trust for the benefit of Mary T. McAlpin.

(vi)	For the Hyatts Trust: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by the Hyatts Trust.

(vii)	For the Nob Hill Trust: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by the Nob Hill Trust.

(viii)	For Ms. McAlpin: Except as otherwise described in this Schedule 13D/A, no transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. McAlpin.

(ix)	For Ms. Ragan: Except as otherwise described in this Schedule 13D/A, no transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. Ragan.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by the Reporting Persons.

(e)	As described in this Schedule 13D/A, on December 11, 2007, the Naomi C. Dempsey Trust ceased to be the beneficial owner of more than 5% of the Class B Common Stock.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated December 14, 2007, by and among each of the Reporting Persons.

[Signatures on next page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 14, 2007	/s/ Michael H. Dempsey
Michael H. Dempsey

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 14, 2007	NAOMI C. DEMPSEY TRUST

/s/ Michael H. Dempsey, Trustee
Michael H. Dempsey, Trustee of the Naomi C. Dempsey Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 14, 2007	MARQUIS TRUST

/s/ Michael H. Dempsey, Trustee
Michael H. Dempsey, Trustee of the Marquis Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 14, 2007	PATRICIA M. DEMPSEY TRUST

/s/ Michael H. Dempsey, Trustee
Michael H. Dempsey, Trustee of the Patricia M. Dempsey Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 14, 2007	FAMILY TRUST FOR THE BENEFIT OF MARY T. McALPIN

/s/ Michael H. Dempsey, Trustee
Michael H. Dempsey, Trustee of the Family Trust for the benefit of Mary T. McAlpin

[Signatures continued on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 14, 2007	HYATTS TRUST

/s/ Michael H. Dempsey, Trustee
Michael H. Dempsey, Trustee of the Hyatts Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 14, 2007	NOB HILL TRUST

/s/ Michael H. Dempsey, Trustee
Michael H. Dempsey, Trustee of the Nob Hill Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 14, 2007	/s/ Mary T. McAlpin
Mary T. McAlpin

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 14, 2007	/s/ Virginia D. Ragan
Virginia D. Ragan